Exhibit 99.1

For Immediate Release

Kenon’s Major Shareholder Has Agreed to Provide Loans to Qoros

Singapore, April 22, 2016. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is providing the following updates with respect to Qoros Automotive Co., Ltd (“Qoros”), a Chinese automotive company in which, through Kenon’s wholly-owned subsidiary Quantum (2007) LLC (“Quantum”), Kenon owns a 50% interest. The remaining 50% interest in Qoros is owned by Wuhu Chery Automobile Investment Co., Ltd. (“Wuhu Chery”), a subsidiary of Chery Automobiles Limited (“Chery”), a large Chinese automobile manufacturing company.

On April 22, 2016, Ansonia Holdings Singapore B.V. (“Ansonia”), which owns approximately 46% of the outstanding shares of Kenon, entered into an agreement to provide loans in an aggregate amount of up to $50 million to Quantum to support Qoros’ ordinary course working capital requirements, subject to Wuhu Chery’s provision of loans to Qoros in the same amount and on similar conditions. Ansonia and Wuhu Chery are each expected to initially fund approximately $25 million of these loans, with remaining amounts expected to be funded subsequently, at the discretion of Ansonia and Wuhu Chery.

As set forth in Appendix A, which provides details of the structure of the loans, the loans from Ansonia will be made directly to Quantum, which will make back-to-back on-loans in an aggregate amount of up to RMB300 million (approximately $50 million) to Qoros. Ansonia’s loans to Quantum are limited recourse to Quantum in that Quantum has no obligation to repay any amounts owed to Ansonia unless, and to the extent that, Quantum receives loan repayments from Qoros or Quantum sells all, or a portion of, its interests in Qoros. Ansonia’s loans to Quantum are non-recourse to Kenon.

Additionally, Qoros has agreed to secure Quantum’s and Wuhu Chery’s loans with a pledge of certain collateral and has undertaken to enter into the relevant pledge agreement, provided that such pledge is subject to certain approvals and no assurance can be given that such approvals will be received. Quantum has agreed to assign its rights, title and interests in the collateral securing the Quantum loan to Ansonia. Qoros’ pledge of this collateral will be released upon a conversion of the shareholder loans into equity (as described below) or upon repayment.

In order to facilitate a potential investment by a third party in Qoros, Ansonia’s loans are automatically convertible into equity in Quantum in the event of a third-party financing at Qoros that meets certain conditions, unless Ansonia’s loans are to be repaid in connection with such third-party financing. The loans will be convertible into equity of Quantum at a 10% discount to the implied value of Qoros based upon the third-party financing. Upon such conversion, Kenon’s indirect interest in Qoros will be diluted. After a conversion of Ansonia’s loans into equity in Quantum, and until the third anniversary of such conversion, Ansonia will have the option to convert its equity holdings in Quantum into an equivalent value of equity holdings in Qoros, subject to the receipt of regulatory approvals, Qoros’ corporate approvals, and Chery’s and Wuhu Chery’s approvals.

Prior to a conversion of Ansonia’s loans into equity in Quantum, the loans can be repaid by Quantum without penalty or premium.

Qoros is continuing to seek additional financing for its operations. In accordance with its strategy, Kenon has used a significant portion of the liquidity available to it at the time of its spin-off from Israel Corporation in 2015 to support Qoros by providing shareholder loans and guarantees in respect of certain of Qoros’ indebtedness. In light of the investments that have been made by Kenon in Qoros, including the aforementioned guarantees, and Kenon’s strategy to refrain from material “cross-allocation” (i.e., investing returns from one business into another), Kenon will not make any loans or other investments in Qoros as part of this transaction. Instead, and to support Qoros in light of Qoros’ financing needs, Kenon has worked with its major shareholder, Ansonia, to facilitate Ansonia’s provision of loans to Qoros (through Quantum, as described above).

In light of Qoros’ financing needs, Kenon believes that the transactions described above, including Ansonia’s provision of loans of up to $50 million to Quantum to facilitate on-loans in an aggregate amount of up to RMB300 million (approximately $50 million) to Qoros, are in the best interests of Kenon and its shareholders. As Ansonia is a major shareholder in Kenon, this transaction has been reviewed and approved by Kenon in accordance with its related party transaction policy.

Kenon has existing guarantee obligations in respect of certain of Qoros’ indebtedness, in an aggregate amount up to RMB 1,100 million (approximately $169 million), plus certain fees and expenses.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the loan agreements described in this release, the initial and subsequent loans to be made under the loan agreements described herein, including the total amount of the loans that will be made to Qoros under the loan agreements, Qoros’ expected use of the proceeds of the various loans, the collateral that is expected to secure the initial and subsequent loans and Kenon’s assignment of its interest in such security to Ansonia, the potential conversion of Ansonia’s loans into equity interests in Quantum and Qoros, statements with respect to Qoros’ liquidity, including the intention that these loans will enable Qoros to meet its liquidity obligations in the near-term and Qoros’ plan to continue to seek financing, Kenon’s strategy, including its strategy to refrain from material cross allocation of returns from its businesses, Kenon’s plans with respect to investments in Qoros, and statements about other non-historical matters. These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the loans described herein will not enable Qoros to meet its near-term liquidity requirements, risks related to Qoros’ pledge of security to Quantum and Wuhu Chery and Qoros’ receipt of the necessary regulatory approvals, risks related to the conversion of Ansonia’s loans into equity interests in Quantum and Qoros, changes in events and circumstances with respect to Qoros and Kenon and other, future events that could affect Kenon’s strategy generally or in particular with respect to Qoros, including its plans with respect to investments in Qoros and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power Ltd. (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246

Annex A – Loan Structure